Exhibit 99.1

NEWS RELEASE

Endeavour Silver Identifies Three New Silver Veins, Acquires Three New
Mining Properties in Guanacevi Silver District, Durango State, Mexico

Vancouver, Canada – September 1, 2010 - Endeavour Silver Corp. (TSX: EDR, NYSE-Amex: EXK, DB-Frankfurt: EJD) announces that it has identified three new silver veins and acquired three new mining properties (click here to see maps) in the San Pedro area of the Guanacevi silver district in Durango State, Mexico.

Endeavour currently owns and operates two high-grade, underground, silver-gold mines in Mexico, the Guanacevi Mines in Durango State and the Guanajuato Mines in Guanajuato State.  The Guanacevi Mines produced 622,385 oz silver and 1,602 oz gold (726,515 oz silver equivalents, based on a 65:1 silver:gold ratio) in the 2nd Quarter, 2010, up 40% from Q2, 2009.

The newly identified, north-northeast trending La Blanca and Mi Nina veins are located in the south-western part of the San Pedro area about 2 kilometres northwest of the Porvenir Cuatro mine that Endeavour is now developing at Guanacevi.   These veins appear are parallel to and 1 kilometre south of the old El Soto, Desengano and Epsilon mines which produced high grade silver-gold ores historically.

The La Blanca and Mi Nina veins occur parallel to, and in the hanging wall of, the Veronica vein, which Endeavour drilled in 2008.  Although the Veronica drill results were spotty, three drill holes also intersected the La Blanca vein and each hole returned economically interesting results, as follows:

LA BLANCA DRILL RESULTS

Hole	From	Core Length	True Width	Silver	Gold
	(m)	(m)	(m)	(gpt)	(gpt)
VE2-2	8.60	1.55	1.53	381	0.22
VE2.5-2	20.10	3.80	2.91	207	1.01
	20.10	0.45	0.34	1,027	7.30
VE3-3	13.25	3.10	2.54	209	0.79

Recent mapping, trenching and sampling traced both the La Blanca and Mi Nina veins for 110 meters (m), each still open along strike.  Sample highlights include 1,155 grams per tonne (gpt) silver and 3.80 gpt gold over a 0.9 m width in Trench ZB6; and 549 gpt silver and 1.39 gpt gold over a 1.7 m width in Trench ZB16.  Significant trench results are as follows:

LA BLANCA AND MI NINA TRENCH RESULTS

Trench	Vein	True Width	Silver	Gold
		(m)	(gpt)	(gpt)
ZB2	La Blanca	1.0	278	0.49
ZB3	La Blanca	0.8	391	1.94
	Including	0.3	812	5.13

ZB5	La Blanca	3.9	244	0.29
	Including	1.0	420	0.36
ZB6	La Blanca	0.9	1,155	3.80
	Including	0.3	1,975	8.76
ZB14	Mi Nina	1.0	342	0.68
	Including	0.4	676	1.26
ZB15	Other Vein	1.0	1,100	3.31
	Other Vein	1.8	93	1.74
ZB16	La Blanca	1.7	549	1.39
	Including	0.4	1,565	2.70
ZB17	La Blanca	0.5	170	0.40
BC1	La Blanca	2.7	292	1.21
	Including	0.5	807	5.15
BC2	Mi Nina	4.0	272	0.44
	Including	0.6	820	0.10

The newly identified, northwest trending San Joachin vein is situated in the eastern part of San Pedro some 2 kilometres northeast of the La Blanca-Mi Nina veins.  The San Joachin vein has been traced for over 500 m along strike by systematic mapping and sampling of a prospective fault structure along which small historic mine workings occur.  It may reflect the north-western extension of a horst fault that hosted significant silver mines historically in the main part of the Guanacevi district to the southeast.

Significant sample results are as follows:

SIGNIFICANT SAN JOACHIN SAMPLE RESULTS

Sample ID	Width (m)	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
SP10-175	0.6	0.17	216	0.05	0.5	1.17
SP10-184	Grab	<0.05	323	0.29	0.27	0.22
SP10-185	Grab	<0.05	251	0.21	0.71	0.05
SP10-186	Grab	<0.05	214	0.10	0.33	0.04
SP10-219	Chips	<0.05	301	0.25	0.30	0.36
SP10-270	Chips	<0.05	392	0.14	0.87	2.21
SP10-272	0.25	<0.05	121	0.11	2.85	3.64
SP10-282	0.4	<0.05	257	0.08	0.03	0.10
SP10-326	0.25	<0.05	578	0.09	0.61	0.95

Endeavour has also acquired the Epsilon (7.1 hectares), Elizabeth (17.0 hectares) and El Calvario (1.3 hectares) properties in the San Pedro area of Guanacevi.  The Epsilon vein is located in the north-western part of San Pedro, parallel to and in the hanging-wall of the historic, high grade El Soto mine.  As part of its due diligence, Endeavour drilled one hole at Epsilon in 2007 and intersected two high grade silver-gold veins, as follows:

EPSILON DRILL RESULTS

Hole	Vein	From	Core Length	True Width	Silver	Gold	Lead	Zinc
		(m)	(m)	(m)	(gpt)	(gpt)	(%)	(%)
EPS3-1	Epsilon Vein	249.50	1.15	0.58	6,680	11.17	1.49	2.52
	Vein	280.60	1.05	0.86	351	0.70	0.13	0.20

he El Calvario property is situated in the central part of San Pedro, adjacent to the historic, high grade Noche Buena mine and transected by the Noche Buena vein.  Endeavour drilled the Noche Buena vein in 2008 to 2010 and found that the best mineralization crossed the El Calvario property.  Drilling highlights adjacent to Calvario include 3,068 gpt silver, 0.69 gpt gold, 8.51% lead and 15.06% zinc over a 0.4 m true width in hole NB1-2.

Significant drill results were as follows:

SIGNIFICANT NOCHE BUENA DRILL RESULTS

Hole	Vein	From	Core Length	True Width	Silver	Gold	Lead	Zinc
		(m)	(m)	(m)	(gpt)	(gpt)	(%)	(%)
NB1-2	Calvario Vein	120.05	2.30	1.99	810	0.21	2.32	4.01
	Including	120.65	0.45	0.39	3,068	0.69	8.51	15.66
NB1-3	Calvario Vein	171.20	2.40	1.54	388	0.29	1.35	2.70
	Including	171.55	0.35	0.22	1,155	0.73	3.77	7.48
NB2-1	Calvario Vein	153.45	3.95	3.42	325	0.16	0.73	1.60
	Including	156.30	0.35	0.30	1,295	0.45	1.46	2.95
	Vein	196.30	2.95	1.95	385	0.37	0.40	1.48
NB3-3	Stockwork	289.75	0.25	0.87	1,110	1.00	1.08	1.45
	Calvario Vein	296.00	1.00	2.78	252	0.32	0.86	1.29
	Including	300.95	9.00	1.25	335	0.36	0.95	1.38

Given these robust sample, trench and drill results, Endeavour plans to re-commence drilling in the San Pedro area of Guanacevi in the 4th Quarter in order to test each of these high grade silver vein targets.

Bradford Cooke, Chairman and CEO, commented, “These multiple new high grade silver vein targets and property acquisitions expand our land base in the San Pedro area of Guanacevi and offer excellent potential for us to find and develop new high grade silver mineralized zones like our recent discoveries and mine developments at Porvenir Dos and Porvenir Cuatro.  Our near-term goal at Guanacevi is to continue boosting our reserves and resources so that we can consider the next expansion program at the mines and plant.”

Barry Devlin, M.Sc., P. Geo., the Vice President of Exploration for Endeavour, is the Qualified Person who reviewed this news release and the sample results from the properties.  A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results.  All samples are split at the Guanacevi field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis.  Gold and silver are determined by fire assay with an atomic absorption (AA) finish and lead, zinc and copper are determined by AA.

Endeavour Silver Corp. is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted five consecutive years of aggressive silver production, reserve and resource growth.  The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier mid-tier silver mining company.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding exploration results, silver and gold grades and expansion of mineralized zones. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results to be materially different from those expressed or implied by such statements. Such factors include, among others: the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, the speculative nature of mineral exploration, receipt and security of mineral property titles; unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made.  The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.